Exhibit 99.2

ZenaTech Advances ZenaDrone 2000 Heavy-Lift Interceptor Toward Flight Testing for Counter-UAS and Maritime Defense

Gasoline-powered platform designed for more than four hours of hover endurance advances through prototype assembly, adding a long-endurance, heavy-payload capability to ZenaTech’s counter-UAS portfolio alongside the Interceptor P-1

Vancouver, British Columbia (October 6, 2026) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech" or the "Company"), a technology solution provider specializing in AI-powered drones, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions, provides an update on the ZenaDrone 2000, its heavy-lift autonomous interceptor designed to counter hostile drones and coordinated swarm attacks over land and sea. ZenaDrone is building the first full prototype and part of an integrated defense system, at its facility in Sharjah, UAE, and now expects to begin flight testing in the first quarter of 2027.

Recent build milestones include:

•Airframe and folding arm structure completed

•Gasoline propulsion system and 36-inch propellers bench-tested

•Flight controller and autonomy software in ground testing

Once assembly is complete, the first flight test phase will validate takeoff, hover and landing at full and partial payload, endurance toward the 4+ hour hover rating, the 360-degree detection system, and autonomous navigation. Later phases are expected to add autonomous threat pursuit, multi-target engagement, swarm coordination with the Interceptor P-1, and maritime launch and recovery from ZenaDrone's IQ Glider marine launch and refueling station.

Specification	ZenaDrone 2000
Max takeoff weight	200 kg
Payload capacity	40 kg
Hover endurance	4+ hours
Propulsion	Gasoline, 4 × 36-inch propellers
Sensors	Cameras providing 360-degree coverage
Footprint (folded / deployed)	224.8 × 82.0 cm / 180.4 × 365.8 cm

The ZenaDrone 2000 is designed to fill a gap between small, single-use interceptors and costly missile-based air defense. Its long endurance capability allows it to stay airborne over a base, port, vessel or border crossing for hours, while its 40 kg payload supports heavier sensors and counter-drone effectors. Paired with the low-cost Interceptor P-1, which recently began its own flight testing, it is designed to give defense customers a layered system: the ZenaDrone 2000 watches and coordinates, and P-1 interceptors engage.

"The ZenaDrone 2000 is the largest and most capable aircraft we have built, and we are taking the time to get the prototype right before it flies," said Shaun Passley, Ph.D., CEO of ZenaTech. "Militaries, navies and border agencies need counter-drone systems that can stay on station for hours and respond to many threats at once, at a cost they can field at scale. With the Interceptor P-1 already inflight testing and the ZenaDrone 2000 moving through its build, we are assembling a complete, affordable counter-UAS layer for the U.S., our allies and partners in the Middle East for a counter-UAS market that industry analysts indicate could exceed USD $20 billion by 2030."

Recent conflicts across the Middle East and beyond have exposed a glaring imbalance in modern air defense economics. Gulf nations and their allies have been forced to deploy interceptor missiles costing hundreds of thousands — or even millions — of dollars to destroy drones from hostile nations that could be valued at $20,000. This unsustainable cost asymmetry is being exploited by adversaries who can field swarms of low-cost, slow-moving aerial threats faster than conventional defense systems can economically respond. The global defense community has recognized that the most practical, scalable, and affordable answer to the drone threat is not another expensive missile — it is a better, smarter, faster drone.

ZenaTech expects to announce further updates on the ZenaDrone 2000 as milestones are achieved and as the prototype build is complete.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform commercial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and an enterprise SaaS division of software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries including land surveys and inspections, driving drone-based scalable and recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, Asia, and Australia, ZenaTech is advancing AI drones for agriculture and logistics, as well as ISR, cargo, and counter-UAS applications for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a subsidiary of ZenaTech, develops and manufactures AI-powered multifunction autonomous drone solutions integrating machine learning, predictive analytics, and advanced computing technologies, for government, defense, and industrial applications. This includes multifunctional drones for surveying, inspections, logistics, security, and defense applications. Its product portfolio includes the ZenaDrone 1000 for ISR defense and specialized cargo, the IQ Nano for indoor inventory management and security, the IQ Square for outdoor inspections and maintenance, the IQ Quad for land surveying, and the IQ Aqua for underwater applications. ZenaDrone operates three global manufacturing facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense system.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements. Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and its needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

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